SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedád Anonima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 12, 2013.

TRANSLATION

Autonomous City of Buenos Aires, August 12, 2013

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

The purpose of this letter is to comply with the requirements of Article 23, Section 3 of the Regulations of the Buenos Aires Stock Exchange.

The Board of Directors, at a meeting held on August 9, 2013, decided to pay a dividend in cash of 0.83 Argentine pesos per share with no distinction among the classes of the Company’s stock. Such dividend shall be made available to all shareholders on August 28, 2013, or on any subsequent date due to the application of the rules governing the jurisdiction where the Company’s shares are listed. The exchange rate to be used for payment of the ADRs shall be that of the United States dollar in the free exchange market – selling rate – forty-eight hours before the date the dividends shall be made available in the Republic of Argentina.

Additionally, we inform that from the amount to be paid as a dividend, there will be a deduction for – if applicable – the amount paid by the Company for the Personal Asset Tax (according to the unnumbered article after article 25 of law 23,966 and its amendments), corresponding to the fiscal year 2012.

In the case of ADRs, for operational reasons, the tax will be withheld for all holders, and a system on our website (www.ypf.com) will be made available on the day following the payment date, in order to request the refund, in cases where such tax does not apply.

Sincerely yours,

Gabriel E. Abalos

Market relations officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 12, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer

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